UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*



                  Timberline Resources Corporation
                            (Name of Issuer)

                     Common stock, $0.001 par value
                     (Title of Class of Securities)

                               887133106
                            (CUSIP Number)

                    Praetorian Capital Management LLC
                    119 Washington Avenue, Suite 600
                         Miami Beach, FL  33139
                              305-938-2800
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             July 26, 2007
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 6 Pages




CUSIP No. 887133106               13D                Page 2 of 6 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Capital Management LLC (See Item 2(A))


   I.R.S. Identification Nos. of above persons (entities only).
     13-4223355
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)               AF

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Delaware
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               5,075,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         5,075,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    5,075,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  23.3%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         IA
______________________________________________________________________


CUSIP No. 887133106               13D                Page 3 of 6 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Offshore Ltd. (See Item 2(A))

   I.R.S. Identification Nos. of above persons (entities only).
     98-0465606
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)                WC

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Cayman Islands
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               5,075,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         5,075,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    5,075,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  23.3%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         OO
______________________________________________________________________





CUSIP No.  887133106              13D                Page 4 of 6 Pages
______________________________________________________________________
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Timberline Resources Corporation (the "Issuer"). The Issuer's principal executive offices are located at 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, ID 83814.


Item 2. Identity and Background
(a) This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. (the "Fund"), a Cayman Islands exempted company (collectively, the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

(b) The address of the business office of the Reporting Person is Praetorian Capital Management LLC, 119 Washington Avenue, Suite 600, Miami Beach, FL 33139.

(c) The principal business of the Management Company is to provide investment advisory services. The Management Company is not registered as an Investment Advisor. The principal business of the Fund is to serve as an investment fund under the direction of the Management Company.

(d) During the last five years, neither the Management Company nor the Fund has been convicted in a criminal proceeding.

(e) During the last five years, neither the Management Company nor the Fund has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Management Company is a Delaware limited liability company. The Fund is a Cayman Islands exempted company.


Item 3. Source and Amount of Funds or Other Consideration
Our last 13D filing was dated June 14, 2007, and provided documentation of prior purchase and sale activity. Since then, the Reporting Person exercised a portion of its warrant to purchase Common Stock directly from the Issuer at $1.00 per share. The Reporting Person purchased 550,000 shares at an aggregate purchase price of $550,000.00 (see Item 5 (a)). The source of funding for the purchase of these shares was the Fund's working capital. The Reporting Person continues to hold a warrant to purchase 525,000 shares of Common Stock from the issuer.




CUSIP No.  887133106              13D                Page 5 of 6 Pages
______________________________________________________________________


Item 4. Purpose of Transaction
The Reporting Person acquired the Common Stock of the Issuer for investment (via an exercise of a portion of the Reporting Person's warrant purchase agreement with the Issuer of 550,000 shares) to provide additional working capital to the Issuer. The Reporting Person does not expect to sell any of the Issuer's Common Stock in the foreseeable future.

The Reporting Person may acquire additional Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

The Reporting Person has no current expectation of attempting to influence management of the Issuer regarding its business plans, business processes, or directors or management personnel. The Reporting Person's purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. While the Reporting Person expects to be in periodic contact with the Issuer's management personnel, the Reporting Person is in full agreement with the Issuer's business plan.


Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person is the beneficial owner of 5,075,000 shares of Common Stock, representing approximately 23.3% of the Issuer's outstanding Common Stock. As required under the SEC's regulations, those values include 525,000 shares of Common Stock which may be acquired under warrant purchase agreements between the Issuer and the Reporting Person. The percentages set forth in this
Schedule 13D are calculated based on the 20,080,929 shares of Common Stock outstanding as of May 11, 2007, as set forth in the Company's Form 10-QSB for the quarter ended March 31, 2007, plus the 550,000 shares newly-issued as a result of the partial exercise of the Reporting Person's warrant purchase agreement, plus 600,000 shares issued as a result of the Reporting Person's warrant exercise disclosed on the Reporting Person's June 14, 2007 Schedule 13D, for a total of 21,230,929 shares. If the remaining 525,000 warrants issued to the Reporting Person via the previously-disclosed private placements were exercised, the total number of shares outstanding would be 21,755,929, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The remaining shares that may be acquired under the warrant agreement have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 4,550,000, which represents 21.4% of the 21,230,929 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrants).





CUSIP No.  887133106              13D                Page 6 of 6 Pages
______________________________________________________________________


(b)  See Item 2(a).

(c) The following table sets forth all transactions by the Reporting Person with respect to the Common Stock of the Issuer since the last Form 13D filing, dated June 14, 2007, through July 26, 2007.

                              No. of
                              Shares      Price
Reporting               Buy/  Purchased   per
Person      Trade Date  Sell  (Sold)      share       How effected
Fund        07/26/2007   Buy  550,000     $1.000      Warrant Exercise


(d)  Not Applicable

(e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None


Item 7. Material to Be Filed as Exhibits
None



Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2007
_________________________________
Date


/s/ Harris B. Kupperman
_________________________________
Signature

Harris B. Kupperman
President, Praetorian Capital Management LLC
Director, Praetorian Offshore Ltd.
_________________________________
Name/Title






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)